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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2002
OR
☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission file number 1-15525

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

Edwards Lifesciences Corporation of Puerto Rico
Savings and Investment Plan

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Edwards Lifesciences Corporation
One Edwards Way
Irvine, California 92614
(949) 250-2500

Edwards Lifesciences Corporation of Puerto Rico
Savings and Investment Plan
Index to Financial Statements and Supplemental Schedule

Page
Report of Independent Auditors	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	2
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and 2001	3
Notes to Financial Statements	4
Supplemental Schedule: *
Schedule H-line 4i-Schedule of Assets (Held at End of Year)	8
Signature	9
Exhibits:
23—Consent of Independent Auditors	11
99—Certification of Periodic Financial Reports	12

*
Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants and the Administrative and Investment Committee
for the Edwards Lifesciences Corporation Employee
Benefit Plans:

        In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Edwards Lifesciences Corporation of Puerto Rico Savings and Investment Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Orange County, California

June 26, 2003

Edwards Lifesciences Corporation of Puerto Rico
Savings and Investment Plan
Statements of Net Assets Available for Plan Benefits

	December 31,
	2002	2001
Cash	$116,451	$—
Investments, at fair value	5,860,778	5,495,014
Receivables:
Dividends and interest receivable	1,225	1,196
Participant contributions	—	80,718
Company contributions	—	37,922

Total receivables	1,225	119,836

Total assets	5,978,454	5,614,850
Accounts payable	(2,852)	(5,646)
Due to brokers for securities purchased	(3,062)	(37,556)

Net assets available for benefits	$5,972,540	$5,571,648

The accompanying notes are an integral part of these financial statements.

Edwards Lifesciences Corporation of Puerto Rico
Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2002	2001
Additions to net assets:
Investment income:
Interest	$270,080	$131,960
Dividends	1,114	1,085

Total investment income	271,194	133,045

Net appreciation in fair value of assets	—	181,651

Contributions:
Participant contributions	793,360	869,067
Company contributions	363,711	407,975

Total contributions	1,157,071	1,277,042

Total additions	1,428,265	1,591,738

Deductions from net assets:
Net depreciation in fair value of assets	(709,452)	—
Benefits paid to participants	(313,179)	(336,333)
Administrative expenses	(4,742)	(15,485)

Total deductions	(1,027,373)	(351,818)

Net increase	400,892	1,239,920
Net assets available for benefits:
Beginning of period	5,571,648	4,331,728

End of year	$5,972,540	$5,571,648

The accompanying notes are an integral part of these financial statements.

Edwards Lifesciences Corporation of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements

1.     Description of the Plan

        The following description of the Edwards Lifesciences Corporation of Puerto Rico Savings and Investment Plan (the "Plan") is provided for general information purposes only. Effective April 1, 2000, Edwards Lifesciences Corporation of Puerto Rico (the "Company") established the Plan in connection with the spin-off of the Company's parent, Edwards Lifesciences Corporation (the "Parent Company"), from Baxter International Inc. ("Baxter"). The Baxter International Inc. and Subsidiaries Investment Incentive Plan assets relating to the Company's Puerto Rico employees were transferred to the Plan at the time of the spin-off. Participants should refer to the Plan document for more complete information.

General

        The Plan is a defined contribution retirement plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Participation in the Plan is available to employees of the Company who have met certain eligibility requirements, described below.

Eligibility

        Employees become eligible to participate in the Plan on the first day of the first calendar quarter following 12 consecutive months of employment and being credited with 1,000 hours of service. Eligible individuals are those who are employed within the Commonwealth of Puerto Rico by the Company, or a subsidiary, division or facility of the Company that has adopted the Plan with the Company's consent, other than:

  1.
  Employees covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan;

  2.
  Employees who are leased employees; and

  3.
  Individuals who perform services under a written or verbal agreement that classifies them as independent contractors or that otherwise contains a waiver of participation in the Plan, regardless of such individual's employment status under common law.

Plan Administration

        The Plan is administered by the Administrative and Investment Committee for the Edwards Lifesciences Corporation Employee Benefit Plans (the "Committee"). The Committee has authority, responsibility and control over the management of the assets of the Plan. Members of the Committee are appointed by the Board of Directors of the Parent Company and are currently employees of the Parent Company. Banco Popular de Puerto Rico and State Street Bank and Trust Company ("Trustees") serve as trustees of the Plan assets and Watson Wyatt & Company provides record keeping services for the Plan.

Contributions

        The Plan allows tax deferred contributions intended to qualify under the applicable laws of the Commonwealth of Puerto Rico and the United States Internal Revenue Code ("IRC"). Eligible participants may make pre-tax contributions up to 10%, limited to $11,000 for the year ended 2002, of their eligible annual compensation within certain limitations. The Company matches the first six percent of the participant's annual eligible compensation contributed to the Plan at the rate of 50 cents for each contributed dollar.

Participant Accounts

        Each participant's account is credited with the participant's contributions, the Company's matching contributions and the allocation of the participant's share of the Plan's net earnings and losses, net of certain investment management fees. Allocations are based on participant account balances, as defined.

Vesting

        Participants are immediately fully vested in their plan accounts (other than their Company matching contributions), plus actual earnings thereon. Vesting in a participant's Company matching contributions plus actual earnings thereon is based on years of continuous service. A participant vests in Company matching contributions in annual increments of 20% and, therefore, is 100% vested after five years of credited service. On termination of service due to death, disability, or attainment of normal retirement age, a participant shall become fully vested.

Investment Options

        Upon enrollment in the Plan, a participant may direct contributions in the following investment options:

  Commingled Funds:

  General Equity Fund—Funds are invested in stocks of U.S. companies of all sizes and types that have strong prospects for future earnings growth.

  Composite Fund—Funds are invested in a fixed income fund and a fund which invests in the common stocks of those companies listed in the Standard & Poor's 500 Stock index.

  Stable Income Fund—Funds are invested in a portfolio of investment contracts purchased from insurance companies. These contracts provide a guaranteed interest rate and are included in the general assets of the Plan.

  S&P 500 Equity Index Fund—Funds are invested in the common stocks of those companies listed in the Standard & Poor's 500 Stock index.

  International EAFE Equity Index Fund—Funds are invested in the stocks of companies in Europe, Australia and the Far East, known as "EAFE" countries.

  Common Stock Funds:

  Edwards Common Stock Fund—Funds are invested primarily in Parent Company common stock.

  Baxter Common Stock Fund (for certain eligible employees)—Funds are invested primarily in Baxter common stock. Effective April 1, 2000, participants may no longer elect that contributions be invested in the fund, nor may they transfer any existing account balances into the fund.

Participant Loans

        Participants may borrow an amount ranging from a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. The loans bear interest based on the applicable prime rate at the time of issuance plus 1%, which interest rates presently range from 5.25% to 10.5%, and have a maximum term of five years (or ten years if used to acquire a home). The loans are collateralized by the participants' vested interest in their accounts and any additional collateral as the Committee may require. Principal and interest are generally paid ratably through payroll deductions.

Payment of Benefits

        On termination of service or otherwise becoming eligible to receive benefits, a participant may elect to receive either a lump-sum amount equal to the value of the participant's account or periodic installments or to transfer the balance in the participant's account to another qualified plan. Vested accounts of $5,000 or less will be automatically paid in a lump-sum amount.

        A participant may make withdrawals from the participant's accounts (except as provided in the Plan document) upon reaching age 59 1/2. Withdrawals may also be made for financial hardship, which is determined pursuant to the provisions of the IRC. Upon making a hardship withdrawal, a participant may not make additional pre-tax contributions for a period of 12 months from the date of the withdrawal payment.

Administrative Expenses

        Certain investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan. For 2002 and 2001, administrative expenses of $99,000 and $107,000, respectively, were paid by the Company on behalf of the Plan.

Forfeitures

        A participant's nonvested balance is forfeited at the time of termination of employment. Such forfeitures may be used to offset future Company matching contributions.

2.     Summary of Significant Accounting Policies

Basis of Accounting

        The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

        Investments in commingled funds are valued based on information provided by the Trustees. The value ascribed by the Trustees is based on closing prices of the underlying securities on the valuation date. The financial statements of the commingled funds are audited annually by independent auditors.

        Investments in common stock are valued based on the closing stock price on the valuation date.

        Purchases and sales of securities are reflected on a trade date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments.

        The assets of the Plan are held in a master trust. The master trust contains the assets of the Plan and the Edwards Lifesciences Corporation 401(K) Savings and Investment Plan. Net assets, investment income, and gains and losses are allocated to the Plan based on its proportionate share of the master trust. The Plan's proportionate interest in the master trust at December 31, 2002 and 2001 was 5% and 4%, respectively.

Payment of Benefits

        Benefits to participants are recorded when paid.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Risks and Uncertainties

        The Plan provides for various investment options in any combination of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

3.     Investments

        Investments representing five percent or more of the Plan's net assets are summarized as follows:

	December 31,
	2002	2001
Principal Accumulation Return Fund A	$3,296,537	$2,246,293
Edwards Lifesciences Corporation Common Stock	1,095,088	1,463,699
Participant Loans	573,057	464,592
S&P 500 Flagship Fund Series A	551,401	627,378
U.S. Growth & Income Fund Series A	184,336	282,293

        The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31,
	2002	2001
Common stock	$(404,086)	$464,102
Commingled investments	(305,366)	(282,451)

	$(709,452)	$181,651

4.     Distribution Priorities upon Termination of the Plan

        Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the account balance of each participant will become 100% vested and all assets, net of expenses, will be distributed to the participants or the participants' beneficiaries.

5.     Tax Status of the Plan

        The Company has received a favorable determination letter from the Internal Revenue Service and the Puerto Rico Treasury Department (Departmento de Hacienda) on the Plan's federal income tax status. Although the Plan has since been amended, the Plan Administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of both internal revenue codes.

6.     Related Parties

        At December 31, 2002 and 2001, the Plan held units of participation in certain commingled funds and short-term investment funds of one of the Trustees and held shares of common stock of the Parent Company. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

Edwards Lifesciences Corporation of Puerto Rico
Savings and Investment Plan
Schedule H-line 4i-Schedule of Assets (Held at End of Year)**
As of December 31, 2002

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	State Street Bank & Trust	S&P 500 Flagship Fund Series A		$551,401
*	State Street Bank & Trust	U.S. Growth and Income Fund Series A		184,336
*	State Street Bank & Trust	Passive Bond Market Index Securities Lending Fund Series A		56,210
*	State Street Bank & Trust	Daily EAFE Securities Lending Fund A		54,877
*	State Street Bank & Trust	Principal Accumulation Return Fund A		3,296,537
	Baxter International Inc.	1,683 shares of common stock		49,272
*	Edwards Lifesciences Corp.	45,560 shares of common stock		1,095,088
*	Participant Loans	Varying maturity dates with interest rates ranging from 5.25% to 10.50%		573,057

				$5,860,778

*
Party-in-interest for which a statutory exemption exists.

**
Under ERISA, an asset held for investment purposes is any asset held by the plan on the last day of the Plan's fiscal year or acquired at any time during the Plan's fiscal year and disposed of any time before the last day of the Plan's fiscal year, with certain exceptions. Cost information may be omitted with respect to participant-directed investments.

SIGNATURE

        The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EDWARDS LIFESCIENCES CORPORATION OF PUERTO RICO SAVINGS AND INVESTMENT PLAN
By:	/s/ CORINNE H. LYLE Corinne H. Lyle Member of the Administrative and Investment Committee for the Edwards Lifesciences Corporation Employee Benefit Plans

June 26, 2003

EXHIBIT INDEX

Exhibits are identified below. Exhibit 23 is filed herein as an exhibit hereto and Exhibit 99 is furnished and attached hereto.

Exhibit No.	Description
23	Consent of Independent Auditors
99	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

QuickLinks

Edwards Lifesciences Corporation of Puerto Rico Savings and Investment Plan Index to Financial Statements and Supplemental Schedule
Report of Independent Auditors
Edwards Lifesciences Corporation of Puerto Rico Savings and Investment Plan Statements of Net Assets Available for Plan Benefits
Edwards Lifesciences Corporation of Puerto Rico Savings and Investment Plan Statements of Changes in Net Assets Available for Benefits
Edwards Lifesciences Corporation of Puerto Rico Savings and Investment Plan Notes to Financial Statements
Edwards Lifesciences Corporation of Puerto Rico Savings and Investment Plan Schedule H-line 4i-Schedule of Assets (Held at End of Year)** As of December 31, 2002
SIGNATURE
EXHIBIT INDEX